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KIRBY CORPORATION

FOR IMMEDIATE RELEASE

KIRBY CORPORATION ANNOUNCES SELF-TENDER FOR UP TO 3.0 MILLION SHARES

     Houston, Texas (February 17, 1998) -- Kirby Corporation ("Kirby" or "the Company") (NYSE:KEX) announced today that its Board of Directors has authorized a "Dutch Auction" tender offer to repurchase up to 3,000,000 shares of its common stock, representing approximately 12% of Kirby's outstanding common stock. The tender offer price range will be from $21.00 to $24.50 per share in cash, as described below. The offer is subject to market and other terms and conditions described in the offering materials being distributed to stockholders. The tender offer commenced on Tuesday, February 17, 1998 and will expire at 12:00 midnight, New York City time, on March 16, 1998, unless extended. On February 13, 1998, Kirby's common stock closed on the NYSE Composite Tape at $21 7/8.

     Joe Pyne, Kirby's President and Chief Executive Officer, stated, "We believe that the purchase of shares will result in a more efficient capital structure for the Company and is consistent with our long-term corporate objective of increasing stockholder value. We believe that the Company's financial condition, outlook for sustained free cash flow generation, and access to the credit and equity markets will allow it to reinvest in its core business, including acquisitions, as opportunities are identified."

     Under the terms of the self-tender offer, all Kirby stockholders will be invited to tender shares within the stated price range of $21.00 to $24.50 per share. Tendering stockholders will be required to specify the price within that range they would be willing to accept. Upon receipt of the tenders, Kirby will determine a final price that enables it to purchase up to 3,000,000 shares pursuant to the offer. All shares will be purchased at the determined price. If more than 3,000,000 shares are tendered at or below the price determined, there will be a proration. Pursuant to the rules of the Securities and Exchange Commission and subject to the number of shares tendered within the price range stated, Kirby may elect to increase the number of shares purchased. The offer will not be contingent upon any minimum number of shares being tendered. Currently, Kirby has 24,407,436 shares of common stock outstanding.

     Financing of the self-tender offer will be through available cash on hand and borrowings under the Company's revolving Credit Agreement. Although the tender offer is not contingent on the closing of the previously announced sale of the Company's U.S. flag tanker and harbor service operations, which is expected to be completed in mid-March 1998, proceeds of that sale are expected to partially fund the common stock repurchase.

     Neither Kirby nor its Board of Directors makes any recommendations to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make his or her own decision whether to tender and, if so, how many shares and at what price or prices shares should be tendered.

     Salomon Smith Barney will serve as dealer manager for the offer. All inquiries or procedures should be directed to Corporate Investor Communications, Inc. ("CIC"), the information agent for the offer. The address for CIC is 111 Commerce Road, Carlstadt, NJ 07072-2586. Bankers and brokers should call the information agent at 201-896-1900. All others should call toll-free at 888-207-2796.

     Kirby Corporation, based in Houston, Texas, is the largest domestic operator of inland tank barges with a fleet of 518 barges and 127 towing vessels transporting industrial chemicals, refined petroleum products and agricultural chemicals along the United States inland waterways. Kirby's domestic marine operations also include United States coastwise barge operations with 8 barge/tug units transporting petroleum products and liquid chemicals, as well as dry bulk commodities. Through its diesel engine services segment, Kirby is also engaged in the overhaul and servicing of large diesel engines employed in marine, power generation and rail applications.

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